
EVERGREEN
FORESTS
LIMITED

82-4114


05005212

24 December 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RE: Evergreen Forests Limited [82 - 4114]

Dear Sir

Please find enclosed a copy of the following documents.

- Annual Report for year ended 30 June 2004
- Half Year Report for the 6 months ending 31 December 2003
- Other Notices send to the New Zealand Stock Exchange

Please do not hesitate to contact us, if you require further information or have any queries.

Yours faithfully
EVERGREEN FORESTS LIMITED

Vivek Singh
Chief Financial Officer
E-mail vs@evergreen.co.nz

CC: Paul Martin
Bankers Trust Company

Scott Ziegler
Ziegler, Ziegler & Altman

Ref: S80.01/Ltr to SEC 04-12-24

~~Level 15, Quay Tower, 29 Customs Street West,~~
Private Bag 106 604, Downtown, Auckland, New Zealand.
Telephone: (64 9) 307 3240 Facsimile: (64 9) 307 3247


EVERGREEN
FORESTS
LIMITED

News Release
22nd December 2004.

Evergreen announces further valuation reduction.

Evergreen Forests Limited has advised that its 31st December 2004 forest value has fallen by $14.6 million compared with the June 2004, following independent valuation.

Chairman, Peter Wilson, said that the company's valuers noted that "assumed values for near term log prices have been revised downwards to reflect market conditions and long term prices associated with export grades have also been revised downwards".

Mr Wilson added that this is the third valuation reduction over the last two years and reflects the continued impact of competitive markets, the strong NZ dollar and high shipping costs.

The company expects to announce the results for the half year to 31st December in late February 2005.

Ends

Evergreen is a public company listed on the NZSX Market. The company owns or has cutting rights over 19,461 stocked hectares (48,089 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information contact Mr Peter Wilson 0274 440 418.

The company's web site is located at: www.evergreen.co.nz. For information on the NZSX Market and the company's share price on the NZSX Market, please go to: www.nzx.com


EVERGREEN
FORESTS
LIMITED

News Release
27 August 2004

REDUCED FOREST VALUATION IMPACT EVERGREEN FULL YEAR RESULT

Evergreen Forests Limited announced a full year after tax loss of $12.026m (2003 loss $36.484m) on turnover of $40.247m (2003 $40.100m).

Forest revaluation was negative $17.298 (2003 $27.787), which includes a modest positive valuation movement of $2.348m in the second half year to 30th June, 2004.

Chairman, Peter Wilson, said the result reflected the reality of reduced NZ$ receipts for logs with the export market showing poor returns due in part to continuing high shipping costs and the strength of NZ currency.

Mr Wilson also noted that there had been significant transactions of forest- land over the last year and more in prospect as the industry ownership and cost base adjusted to changing market conditions.

With the company organisational restructure completed and non- core asset sales under consideration, Mr Wilson said the Board was actively addressing future options for the company.

Evergreen is a public company listed on the NZSX Market. The company owns or has cutting rights over 19,461 stocked hectares (48,089 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information contact Mr Peter Wilson 0274 440 418.

The company's web site is located at: www.evergreen.co.nz. For information on the NZSX Market and the company's share price on the NZSX Market, please go to: www.nzx.com

PRELIMINARY *HALF YEAR/FULL YEAR REPORT ANNOUNCEMENT

Evergreen Forests Limited

(Name of Listed Issuer)

For Half Year/Full Year Ended **Full Year Ended 30 June 2004**

(referred to in this report as the "current half year/full year")

Preliminary ***full year** report on consolidated results (including the results for the previous corresponding *full year in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a tru and fair view of the matters to which the report relates [see Note [X] attached] and is based on *audited financial statements. If the report is based on audited financial statements, any qualification made by the auditor is is to be attached.

The Listed Issuer ***has** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	*Consolidated Statement Financial Performance		
1 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	Current 30-Jun-04 $NZ000	*Up/Down %	Previous corresponding 30-Jun-03 $NZ000
1.1 OPERATING REVENUE			
(a) Trading Revenue	38,325	(0.3%)	38,429
(b) Other Revenue	1,922	15.0%	1,671
(c) Total Operating Revenue	40,247	0.4%	40,100
1.2 OPERATING *SURPLUS (DEFICIT) BEFORE TAXATION	(18,524)	13.4%	(21,400)
(a) Less taxation on operating result	6,498	143.1%	(15,084)
1.3 OPERATING *SURPLUS (DEFICIT) AFTER TAX	(12,026)	67.0%	(36,484)
(a) Extraordinary Items after Tax [detail in Item 3]			
(b) Unrealised net change in value of investment properties			
1.4 NET *SURPLUS (DEFICIT) FOR THE PERIOD	(12,026)	67.0%	(36,484)
(a) Net *Surplus (Deficit) attributable to minority interests			
1.5 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	(12,026)	67.0%	(36,484)

	*Consolidated Statement of Financial Performance	
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/ EXPENSES FOR *FULL YEAR	Current 30-Jun-04 $NZ000	Previous corresponding 30-Jun-03 $NZ000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
(a) Interest revenue included in Item 1.1(b)	398	354
(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)		
(c) Equity earnings (gain/loss) (detail - Item 16)		
(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	5,421	456
(e) Leasing and renting expenses	331	253
(f) Depreciation	519	454
(g) Diminution in the value of Forest assets (other than depreciation)	17,298	27,787
(h) Amortisation of goodwill		
(i) Amortisation of other intangible assets		
(j) Impairment of goodwill		
(k) Impairment of other intangible assets		

* Delete as required

	Consolidated Statement of Financial Performance	
	Current 30-Jun-04 $NZ'000	Previous corresponding 30-Jun-03 $NZ'000
2.2 SUPPLEMENTARY ITEMS		
(a) # Interest costs excluded from Item 2.1(d) and capitalised		5,635
(b) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(c) Unrecognised differences between the carrying value and market value of publicly traded investments	37	(842)

#Items marked in this way need to be shown only there their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND EXTRAORDINARY ITEMS OF THE GROUP

	Group - Current * Full Year	
DETAILS AND COMMENTS	Operating Revenue $NZ'000	Operating Surplus $NZ'000
Discontinued Activities:		
(Disclose Operating Revenue and Operating Surplus)		
TOTAL DISCONTINUED ACTIVITIES		
Material Unusual (including Non Recurring) Items (included in 1.2)		
Description:		
Nuhaka Farm Forestry Fund investment write-down		(952)
Unrealised foreign exchange gain on borrowings	1,234	
TOTAL MATERIAL NON RECURRING ITEMS		
Extraordinary Items (Ref. Item 1.3(a))		
Description:		
TOTAL EXTRAORDINARY ITEMS		

4 STATEMENT OF MOVEMENTS IN EQUITY

	Statement of Movements in Equity	
	Current 30-Jun-04 $NZ'000	Previous corresponding 30-Jun-03 $NZ'000
4.1 *NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSU	(12,026)	(36,484)
(a) *Net Surplus (Deficit) attributable to minority interest		
4.2 OTHER RECOGNISED REVENUE AND EXPENSES		
(a) *Increases (decreases) in revaluation reserves		
(b) Current Translation Differences		
(c) Minority interest in other recognised revenue and expenses		
4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	(12,026)	(36,484)
4.4 OTHER MOVEMENTS		
(a) Contributions by Owners	2,404	3,575
(b) Distributions to Owners		(172)
(c) Other		
4.5 EQUITY AT BEGINNING OF FULL YEAR*	90,459	123,540
4.6 EQUITY AT END OF HALF YEAR/FULL YEAR	80,837	90,459

5 EARNINGS PER SECURITY Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share	Earnings Per Security Current 30-Jun-04 $NZ000	Previous corresponding 30-Jun-03 $NZ000
(a) Basic EPS	(7.8)	(24.7)
(b) Diluted EPS (if materially different from (a))	(6.0)	(18.8)

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VI)

(a) Name of subsidiary or group of subsidiaries	N/A	N/A
(b) Percentage of ownership acquired		
(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$	
(d) Date from which such contribution has been calculated		
	$	

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)

(a) Name of subsidiary or group of subsidiaries	N/A	N/A
(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$	
(c) Date from which such contribution has been calculated		
(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding half year/full year		
(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$	

8 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/ /full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segmer information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/full year report.

The group operates predominantly in one industry - forestry, and in one geographical area - New Zealand.

SEGMENTS

Industry

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

Geographical

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1.1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus (Deficit) after tax (Item 1.3)
- Segment assets
- Unallocated assets
- Total assets (Equal to Item 9.3)

(Note (VIII) attached has particular relevance for the preparation) 9 CURRENT ASSETS:	Consolidated Statement of Financial Position At end of current 30-Jun-04 $NZ'000	As shown in last Annual Report 30-Jun-03 $NZ'000	If half yearly as shown in last half yearly report $NZ'000
(a) Cash	5,211	6,635	N/A
(b) Trade receivables, prepayments and other debtors	10,694	4,289	
(c) Investments			
(d) Inventories	549	542	
(e) Other assets, current - Deposits with bank	1,500		
TOTAL CURRENT ASSETS	17,954	11,466	
9.1 NON-CURRENT ASSETS			
(a) Trade receivables/Advances	1,511	2,116	
(b) Investments	2,029	3,802	
(c) Inventories			
(d) Property, plant and equipment	1,966	2,290	
(e) Goodwill			
(f) Deferred Taxation Assets			
(g) Other Intangible Assets			
(h) Other assets, non current - Deposits with bank	500		
(i) Other assets, non current - Land, Roading & Land Improver	29,788	30,640	
(j) Other assets, non current - Forests	119,652	141,900	
9.2 TOTAL NON-CURRENT ASSETS	155,446	180,748	
9.3 TOTAL ASSETS	173,400	192,214	
9.4 CURRENT LIABILITIES			
(a) Trade Creditors & Accruals	4,997	5,304	
(b) Income in advance, current			
(c) Secured loans	1,250		
(d) Unsecured loans			
(e) Provisions, current			
(f) Other liabilities, current			
TOTAL CURRENT LIABILITIES	6,247	5,304	
9.5 NON-CURRENT LIABILITIES			
(a) Accounts payable, non-current			
(b) Secured loans	51,758	54,198	
(c) Unsecured loans			
(d) Provisions, non-current			
(e) Deferred Taxation Liability, non-current	8,580	15,078	
(f) Other liabilities, non-current - Convertible notes	25,278	25,882	
(g) Other liabilities, non-current - Convertible redeemable prefe	700	1,293	
9.6 TOTAL NON-CURRENT LIABILITIES	86,316	96,451	
9.7 TOTAL LIABILITIES	92,563	101,755	
9.8 NET ASSETS	80,837	90,459	
9.9 SHAREHOLDERS' EQUITY			
(a) Share capital (optional)	110,377	107,973	
(b) Reserves (optional) (i) Revaluation reserve			
(ii) Other reserves			
(c) Retained Surplus (accumulated Deficit) (optional)	(29,540)	(17,514)	
9.10 SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	80,837	90,459	
(a) Minority equity interests in subsidiaries			
9.11 TOTAL SHAREHOLDERS' EQUITY			
(a) Returns on Assets (%) (EBIT divided by Total Assets)	(7.8%)	(11.1%)	
(b) Return on Equity (%) (Net Income divided by Shareholders' Equity)	(14.9%)	(40.3%)	
(c) Debt to Equity Ratio (%) (Total Liabilities divided by Shareholders' Equity)	114.5%	112.5%	

(See Note (X) attached) **10 CASH FLOWS RELATING TO OPERATING ACTIVITIES**	Consolidated Statement of cashflows for *half/full year Current 30-Jun-04 $NZ'000	 Corresponding 30-Jun-03 $NZ'000
(a) Receipts from customers	34,347	35,770
(b) Interest received	398	354
(c) Dividends received		
(d) Payments to suppliers and employees	(31,727)	(27,455)
(e) Interest paid	(2,545)	(456)
(f) Income taxes paid		
(g) Other cash flows relating to operating activities		
NET OPERATING FLOWS	473	8,213

(See Note (X) attached) **11 CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a) Cash proceeds from sale of property, plant and equipment	385	13
(b) Cash proceeds from sale of equity investments/capital dividends	821	1,083
(c) Loans repaid by other entities	605	
(d) Cash paid for purchases of property, plant and equipment	(82)	(2,037)
(e) Interest paid - capitalised		(3,340)
(f) Cash paid for purchases of equity investments		(19)
(g) Loans to other entities		(80)
(h) Other cash flows relating to investing activities - Forests		(2,847)
(i) Other cash flows relating to investing activities - bank deposits	(2,000)	
NET INVESTING CASH FLOWS	(271)	(7,227)

(See Note (X) attached) **12 CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a) Cash proceeds from issue of shares, options, etc.	67	(172)
(b) Borrowings		2,799
(c) Repayment of borrowings	(1,100)	
(d) Dividends paid		
(e) Other cash flows relating to financing activities - redeemable convertible pr	(593)	223
NET FINANCING CASH FLOWS	(1,626)	2,850

(See Note (X) attached) **13 NET INCREASE (DECREASE) IN CASH HELD**		
(a) Cash at beginning of *half year/full year	6,635	2,799
(b) Exchange rate adjustments to Item 12.3(a) above		
(c) **CASH AT END OF *HALF YEAR/FULL YEAR**	5,211	6,635

14 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and and liabilities but did not involve cash flows:

Holders of 1,706,401 convertible notes exercised their option to convert the notes into 4,248,426 shares at $0.55 per share.

15 RECONCILIATION OF CASH

For the purposes of the above Statement of cash flows, cash includes:

Cash at the end of the *half year/full year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:

	Current 30-Jun-04 NZ$000	Previous Corresponding 30-Jun-03 NZ$000
Cash on hand and at bank	126	13
Deposits at call	5,085	6,622
Bank overdraft		
Other (provide details eg Term Deposits		
Total = Cash at End of *Half/Full Year (Item 13(c) above)	5,211	6,635

16 EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group's share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES N/A

	Equity Earnings	
	Current *half/full year $NZ'000	Previous corresponding *half/full year $NZ'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(i) Extraordinary items		
(d) **NET *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		

16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/Full Year		Contribution to net *surplus (deficit) (Item 1.5)	
Equity Accounted Associates	Current 30-Jun-04	Previous Corresponding 30-Jun-03	Current *Half/Full Year NZ$'000	Previous Corresponding *Half/Full Year NZ$'000
			Equity Accounted in current year	
Other Material Interests			Not Equity Accounted in current year	
Nuhaka Farm Forestry Fund	24.05%	29.62%		

(b) Investments in Associates

	Current *half/full Year $NZ'000	Previous Corresponding *half/full year $NZ'000
Carrying value of investments in associates beginning of half year/ full year		
Share of changes in associates' post acquisition surpluses/and reserves:		
- Retained surplus		
- Reserves		
Net goodwill amortisation and impairment adjustments in the period		
Less Dividends received in the period		
Equity carrying value of investments at the end of half year/full year		
Amount of goodwill included in carrying value at end of that half year/full year		

* Delete as required

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT *HALF YEAR/FULL YEAR

Category of Securities	Number Issued		Number Quoted	Paid-Up Value (If not fully paid)
PREFERENCE SHARES: Convertible redeemable preference shares				
# (Description) Opening	1,680,000			N/A
Issued during current *half full year	-770,000			
Closing	910,000			
ORDINARY SHARES:				
Opening	151,629,074		151,629,074	
Issued during the year	4,385,838		4,385,838	
Cancelled during the year	-311,607		-311,607	
Issued during current *half year/full year				
Closing	155,703,305		155,703,305	
CONVERTIBLE NOTES				
# (Description) Opening	19,225,715		19,225,715	
Converted during the year	-1706401		-1706401	
Issued during current *half year/full year				
Closing	17,519,314		17,519,314	
OPTIONS:	Issued	Quoted	Exercise Price	Expiry Date
Opening	802,000			
Cancelled during the year	-596000			
Issued during current *half year/full year				
Closing	206,000		0.55	Jun05 & Jun 06
DEBENTURES - Totals only:		$		
UNSECURED NOTES - Totals only:		$		
OTHER SECURITIES		$	$	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

18 COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a) Material factors affecting the revenues and expenses of the group for the current *half/full year

Nil

(b) Significant trends or events since end of current *half/full year

Nil

(c) Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed

Nil

(d) Critical Accounting Policies - Management believes the following to be critical accounting policies. That is th are both important to the portrayal of the Issuer's financial condition and results, as they require managemen make judgments and estimates about matters that they are inherently uncertain

Nil

(e) Management's discussion and analysis of financial condition, result and/or operations (optional) - this section

Nil

(f) Other comments

Refer company announcement.

19 DIVIDEND

(a) Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share

N/A

(b) Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per shar

N/A

20 ANNUAL MEETING (if full year report)

(a) To be held at

Waipuna Hotel & Conference Centre

(b) Date 29 October 2004 Time 10.30 am

(c) Approximate date of availability of Annual Report 30-Sep-04

If this *half year/full year report was approved by resolution of the Board of Directors, please indicate date of meeting:

27 August 2004

(signed by) Authorised Officer of Listed Issuer (date)

*Delete as required

(Vivek Singh)
Chief Financial Officer
Evergreen Forests Ltd


EVERGREEN
FORESTS
LIMITED

News Release
30 June 2004

EVERGREEN FORESTS ANNOUNCES IMPROVED FOREST VALUE

Evergreen's Chairman, Mr Peter Wilson, announced today that Evergreen's independent forest value has increased to $121.2 million as at 30 June 2004 (December 2003 $118.7m).

Mr Wilson said that this improved valuation indicates that forest values are stabilising and gives some confidence that provisioning in June and December 2003 has reflected the consequences of the high currency and shipping costs.

Evergreen Forests Limited full year results will be announced in late August.

Evergreen is a public company listed on the NZSX Market. The company owns or has cutting rights over 20,671 stocked hectares (51,057 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information contact Mr Peter Wilson 0274 440 418.

The company's web site is located at: www.evergreen.co.nz. For information on the NZSX Market and the company's share price on the NZSX Market, please go to: www.nzx.com



EVERGREEN FORESTS TO RESTRUCTURE

As outlined in its interim report, Evergreen Forests Limited is to focus on management of its existing forests rather than following a strategy of growth. This will result in a reduction in administrative and operational costs. Consideration will also be given to sale of non-core forests.

Chairman, Peter Wilson stated today that pursuant to the announced strategy, three senior management positions would be reviewed with a new General Manager position created to undertake a revised role. It was expected this process would be concluded by June 30th. Mr Wilson said that Mr Mark Bogle, CEO since 1995 had elected to leave the Company at the conclusion of the transition.

Mr Wilson also announced that the Board would be reduced to four members with the retirement of Bill Falconer and Jim McLay effective 16th April. Mr Wilson said that while the considerable skills provided by both members would be missed, a smaller Board would meet the needs of the Company.

Evergreen Forests Limited has moved from its Auckland business district offices to premises at Mt Wellington with associated costs savings.

These and other measures addressing the outcomes of the review process were referred to in the interim report to shareholders. Mr Wilson said that the Board believed the steps taken would reposition the company to be able to deliver maximum value to shareholders.

Evergreen is a public company listed on the NZSX Market. The company owns or has cutting rights over 20,671 stocked hectares (51,057 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information, contact Mr Peter Wilson 0274 440 418.

Evergreen Forests Limited

Level 2, 8 Pacific Rise, Mt Wellington
Private Bag 106 604
Downtown, Auckland
New Zealand

Telephone: +64 9 307 3240
Fax: +64 9 307 3247
Email: info@evergreen.co.nz
www.evergreen.co.nz



EVERGREEN ANNOUNCES INTERIM RESULT

Evergreen Forests Limited announced today it incurred a net loss after tax of $13.151 million for the six months ended December 2003 (December 2002 profit $4.270m). The loss incorporates the forest value write-down ($13.162m post tax) announced in December 2003. The introduction of valuation accounting on June 30 2003 means that the prior period result cannot be directly compared to this period. The previous accounting policy (historical cost) required the capitalisation of some interest and silviculture expenses which are now expensed under valuation accounting.

Evergreen's Chairman, Mr Peter Wilson, said that escalating shipping costs and the strong currency had further impacted on forest values. While the company had previously warned of the consequences of these difficult trading conditions the scale of the value adjustment was material. The June 2003 forest value write-down and the further write-down in December 2003 placed additional importance on the strategic review outlined at the October 2003 Annual Meeting.

The review recommendations are currently being considered by the Board and decisions arising from that will be communicated to shareholders. Mr Wilson said he expected a future strategy to address cost rationalisation and additional measures to prudently manage the consequences of higher debt ratios.

Chief Executive, Mr Mark Bogle, said that harvest volumes of 115,279m^3 were 28% lower than the previous corresponding period (160,270m^3). However, he indicated that the company had increased production late last year and is expecting to harvest a higher volume of timber in the second six month period.

Evergreen is a public company listed on the NZSX Market. The company owns or has cutting rights over 20,671 stocked hectares (51,057 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the West Coast of the South Island.

For further information, contact Mr Mark Bogle on +64 9 307 3240, email msb@evergreen.co.nz.

Evergreen Forests Limited	Level 15, Quay Tower, 29 Customs Street Private Bag 106 604 Downtown, Auckland New Zealand	Telephone: +64 9 307 3240 Fax: +64 9 307 3247 Email: info@evergreen.co.nz www.evergreen.co.nz


EVERGREEN
FORESTS
LIMITED

Market Release – 19 December 2003

EVERGREEN ANNOUNCES REDUCTION IN FOREST VALUE

Evergreen Forests Limited announced today the independent value of its forest estate as at 31 December 2003 will be $118.7m. The company also announced the sale of a non-core asset (Otau forest) for $4.75m. The proceeds from the sale will be used to repay debt.

The 31 December 2003 forest value of $118.7m compares to $138.2m (excluding Otau) as at 30 June 2003. The company foreshadowed a possible fall in forest value at its October Annual Meeting.

Evergreen's Chairman, Mr Peter Wilson, said that the Board's strategic review, announced in October, was underway and that an external consultant had been retained to assist with the review process.

Evergreen is a public company listed on the New Zealand Stock Exchange. The company owns or has cutting rights over 21,000 stocked hectares (52,000 acres) planted in fast-growing radiata pine. Its forest properties are principally located in Northland, South Auckland, the East Coast and the South Island.

For further information contact Mr Mark Bogle (09) 307 3240, email: msb@evergreen.co.nz

The company's web site is located at: www.evergreen.co.nz. For information on the New Zealand stockmarket and the company's share price on the NZSE, please go to: www.nzse.co.nz

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the six months ended 31 December 2003 (Unaudited)

12 MONTHS TO 30 June 2003 $000		Note	SIX MONTHS ENDED 31 December 2003 $000	31 December 2002 $000
	CONTINUING ACTIVITIES			
40,100	Revenue	3	19,017	20,677
32,795	Expenses - Operating	4	18,999	16,407
(27,787)	Revaluation of forests	4	(19,646)	-
(20,482)	Net operating surplus/(deficit)		(19,628)	4,270
(918)	Write-off of convertible notes issue costs		-	-
(21,400)	Net operating surplus/(deficit) before taxation		(19,628)	4,270
(15,084)	Taxation credit/(expense)	11	6,477	-
(36,484)	Net surplus/(deficit)		(13,151)	4,270

CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

For the six months ended 31 December 2003 (Unaudited)

12 MONTHS TO 30 June 2003 $000		Note	31 December 2003 $000	31 December 2002 $000
(36,484)	Total recognised revenues & expenses for the period - net surplus/(deficit)		(13,151)	4,270
3,575	Shares issued during the period		2,337	-
(172)	Repurchase of shares	9	-	(160)
(33,081)	Movements in equity for the period		(10,814)	4,110
123,540	Equity at the beginning of the period		90,459	123,540
90,459	Equity at the end of the period		79,645	127,650

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2003 (Unaudited)

30 June 2003 $000		Note	31 December 2003 $000	31 December 2002 $000
	EQUITY			
90,459	Attributed to parent company shareholders	9	79,645	127,650
90,459	Total Equity		79,645	127,650
	CONVERTIBLE INSTRUMENTS			
1,294	Convertible redeemable preference shares		1,294	1,294
25,882	Ten year zero coupon convertible notes	9	24,418	27,598
27,176	Total Convertible Instruments		25,712	28,892
	NON CURRENT LIABILITIES			
54,198	Borrowings	5	52,882	54,971
15,078	Provision for deferred taxation	11	8,601	-
	CURRENT LIABILITIES			
5,303	Accounts payable & accurals		5,099	2,845
5,303	Total Current Liabilities		5,099	2,845
192,214	Total Liabilities & Equity		171,939	214,358
	NON CURRENT ASSETS			
27,400	Land		26,894	27,400
3,240	Roading & land improvements		3,098	2,422
141,900	Forests	6	118,696	165,382
2,290	Fixed assets		2,160	2,971
3,802	Investments	7	3,272	5,368
2,116	Advances		1,499	2,094
-	Term deposits with bank		1,500	-
180,748	Total Non Current Assets		157,119	205,637
	CURRENT ASSETS			
6,635	Cash & short term deposits		3,596	4,238
-	Term deposits with bank		500	-
4,831	Receivables, inventories & prepayments	8	10,724	4,483
11,466	Total Current Assets		14,820	8,721
192,214	Total Assets		171,939	214,358

CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 31 December 2003 (Unaudited)

12 MONTHS TO 30 June 2003 $000		Note	SIX MONTHS ENDED 31 December 2003 $000	31 December 2002 $000
	CASH FLOWS FROM OPERATING ACTIVITIES			
	Cash was provided by (applied to):			
35,770	Receipts from customers		15,358	20,317
(27,455)	Payments to suppliers & employees		(15,611)	(15,790)
354	Interest received		149	138
(456)	Interest paid		(1,376)	(320)
8,213	Net cash flows from operating activities	10	(1,480)	4,345
	CASH FLOWS FROM INVESTING ACTIVITIES			
	Cash was provided by (applied to):			
(2,037)	Acquisition of fixed assets		(71)	(1,617)
13	Proceeds from sale of assets		300	-
(80)	Loans & advances		156	(77)
(2,847)	Acquisition & development of forests		-	(1,428)
(19)	Other investments		-	-
-	Term deposits with bank		(2000)	-
(3,340)	Interest paid		-	(1,202)
1,083	Nuhaka distributions - capital		56	604
(7,227)	Net cash flows from investing activities		(1,559)	(3,720)
	CASH FLOWS FROM FINANCING ACTIVITIES			
	Cash was provided by (applied to):			
19,205	Proceeds from term borrowings		-	15,750
223	Proceeds from convertible preference share issues		-	224
(172)	Share repurchases		-	(160)
(16,406)	Repayment of vendor finance		-	(15,000)
2,850	Net cash flows from financing activities		-	814
3,836	Net increase (decrease) in cash held		(3,039)	1,439
2,799	Add cash at the beginning of the period		6,635	2,799
6,635	Total cash at the end of the period		3,596	4,238

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 31 December 2003 (Unaudited)

1] STATEMENT OF ACCOUNTING POLICY

These financial statements have been prepared in accordance with FRS-24 Interim Financial Statements and should be read in conjunction with the audited financial statements for the year ended 30 June 2003. The reporting period is the six months ended 31 December 2003. The financial statements have been prepared using accounting policies consistent with those used in the published financial statements for the year ended 30 June 2003. With effect from 30 June 2003, the Group introduced accounting of forests at valuation, the principal effect of which is that all development forests costs, including related interest, are expensed and included in the cash flows from operating activities and changes in fair value are shown in the statement of financial performance. The Group also introduced accounting for deferred tax on a comprehensive basis at the same time.

2] AUDIT

Figures for the six months ended 31 December 2003 and 31 December 2002 are unaudited. Figures for the twelve months ended 30 June 2003 have been extracted from audited financial statements.

3] REVENUE

12 MONTHS TO 30 June 2003 $000	Note	SIX MONTHS ENDED 31 December 2003 $000	31 December 2002 $000
	REVENUE INCLUDES:		
33,976	Forest revenue - owned estate	11,358	19,042
2,342	Third party training revenue	3,698	831
354	Interest income	177	138
(41)	Net surplus on sale of assets	518	-
2,111	Foreign exchange gain	1,350	615
1,317	Unrealised foreign exchange gain on borrowings	1,906	-
41	Other revenue	10	51
40,100		19,017	20,677

4] EXPENSES

12 MONTHS TO 30 June 2003 $000	Note	31 December 2003 $000	31 December 2002 $000
	OPERATING EXPENSES INCLUDE:		
454	Depreciation	260	201
456	Interest expense	2,828	320
253	Rental & operating lease costs	132	90
1,086	Write-down of Nuhaka Forestry Fund Investment	474	-
30,546	Other operating expenses	15,305	15,796
32,795		18,999	16,407
	REVALUATION OF FORESTS - REVENUE/(EXPENSE):		
-	Growth & replanting	6,130	-
-	Harvesting	(4,331)	-
-	Movement in future log price assumptions	(3,620)	-
-	Change in discount rate	(16,220)	-
-	Other changes	(1,605)	-
(27,787)	Write-down of forests	-	-
(27,787)		(19,646)	-

5] BORROWINGS

12 MONTHS TO 30 June 2003 $000	Note	31 December 2003 $000	31 December 2002 $000
37,060	Bank	37,060	52,060
17,138	Other	15,822	2,911
54,198	Term Borrowings	52,882	54,971

Bank Borrowings

As at 31 December 2003, the total loan facilities available to the Group from Westpac Banking Corporation are $42 million (2002: $65 million). The first repayment of $1.25 million is due in January 2005 followed by another repayment of $1.25 million in July 2005. Total repayments due between 2 to 5 years amount to $34.56 million. The loan matures on 31 July 2007. The bank borrowings are secured by way of a debenture trust deed over the assets of the Group. Pursuant to the loan agreements, the Group has given undertakings as to the nature and conduct of its business. The principal undertakings are to ensure that the ratio of earnings (EBITDA) to bank interest will not be less than 1.5 times and that total secured liabilities do not exceed 40% of the independent forest and land value.

The interest rate for these borrowings is not fixed but the company has various interest rate swaps for $37.06 million (2002: $36.3 million) at an average rate of 6.24% (2002: 7.40%).

For the six months ended 31 December 2003 (Unaudited)

Other Borrowings

In February 2003, the Company obtained a loan of US$10 million from John Hancock Insurance Company. This loan has a 10 year term and is unhedged. At the date of borrowing the loan was converted into NZ$18.46 million. The loan is NZ$15.82 million at balance date and the unrealised foreign exchange gain of NZ$1.9 million on the loan at the balance date is included in the net operating surplus/(deficit). The 10 year fixed interest rate is 6.88% on which an Approved Issuer Levy of 2% is payable, resulting in an effective interest rate of 7.02%. The company has the ability to convert interest payable into the loan until 2006. Repayments of US$0.2 million are due annually from January 2008 with the balance repayable on 27 February 2013. The company has a prepayment option but such payment will attract penalties which vary depending on the term remaining on the debt and any movement in interest rates. As part of the covenants, the value of each age class within each forest securing the debt has been agreed in advance in US$ per hectare values. The loan to forest value ratio commences in 2003 at 45% and reduces progressively to 34% by 2012.

Vendor finance carried forward from previous year was settled in full during 2003 and residual obligations relating to the settlement are fully accrued.

30 June 2003 $000	Note	31 December 2003 $000	31 December 2002 $000
	THE TERM BORROWINGS ARE REPAYABLE AS FOLLOWS:		
-	Less than one year	-	-
1,250	Between one and two years	2,500	2,911
36,153	Between two and five years	34,866	52,060
16,795	Between five and ten years	15,516	-
54,198		52,882	54,971

6] FORESTS

30 June 2003 $000	Note	31 December 2003 $000	31 December 2002 $000
161,277	At the beginning of the period	141,900	161,277
2,847	Development costs capitalised during the period	-	1,432
5,635	Interest costs capitalised during the period	-	2,726
-	Forests aquired/(sold) during the period	(3,539)	-
(72)	Amortisation	(19)	(53)
(27,787)	Revaluation of forests (refer note 4)	(19,646)	-
141,900		118,696	165,382

7] INVESTMENTS

30 June 2003 $000	Note	31 December 2003 $000	31 December 2002 $000
3,783	Nuhaka Farm Forestry Fund ("Nuhaka")	3,252	5,348
19	Other investments	20	20
3,802		3,272	5,368

The Nuhaka Forestry Fund is a Group Investment Fund listed on the New Zealand Stock Exchange. The company's holding at 31 December 2003 was 525,143 units (2002: 525,143). The market value as at 31 December 2003 was $2.5 million (2002: $4.7 million). During the period $0.06 million (2002: $0.60 million) was received from Nuhaka and adjusted against the investment. The investment was also written down by $0.47 million (2002: Nil) during the period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8] RECEIVABLES, INVENTORIES & PREPAYMENTS

The Group sold forests and land for $4.75 million of which 10% was received as a deposit and the balance is receivable in December 2004.

9] EQUITY

During the six months ended 31 December 2003, the Company cancelled 311,607 (2002: 678,470) ordinary shares. The cancelled shares, which were purchased as part of an on market buyback programme had previously been held as treasury stock. Holders of 1,706,401 (2002: Nil) convertible notes exercised their option to convert the notes into 4,248,426 ordinary shares during the period. As a result of the conversion and the cancellation of shares during the period, there were 155,565,893 (2002: 145,129,071) ordinary shares on issue at the balance date. All ordinary shares rank equally with one vote attached to each ordinary share.

10] OPERATING CASH FLOW RECONCILIATION

12 MONTHS TO 30 June 2003 $000		Note	SIX MONTHS ENDED 31 December 2003 $000	SIX MONTHS ENDED 31 December 2002 $000
(36,484)	**Surplus/(Deficit) after taxation for the period**		(13,151)	4,270
	Adjusted for non cash items:			
454	Depreciation		260	201
72	Amortisation		19	53
1,086	Write-down of investment in Nuhaka		474	-
27,787	Write-down of forests		19,646	-
(1,317)	Unrealised foreign exchange gain on borrowings		(1,906)	-
918	Write-off of convertible notes issue costs		-	-
-	Interest accrued		1,452	-
15,084	Deferred tax movement		(6,477)	-
180	Non current advances reclassified into current		-	-
	Adjusted for items treated as investing or financing:			
41	Surplus on disposal of assets		(518)	-
	Adjusted for movements in working capital:			
1,161	Accounts payable		(193)	43
(769)	Accounts receivable & inventories		(1,575)	(421)
-	Advances		489	199
8,213	Cash flows from operating activities		(1,480)	4,345

11] TAXATION

12 MONTHS TO 30 June 2003 $000		SIX MONTHS ENDED 31 December 2003 $000	SIX MONTHS ENDED 31 December 2002 $000
(21,400)	Net operating surplus/(deficit) before tax	(19,628)	4,270
7,062	Prima facie tax credit/(expense) calculated @ 33%	6,477	(1,409)
(22,146)	Adjustments	-	1,409
(15,084)	Tax credit/(expense) - made entirely of deferred tax	6,477	-


EVERGREEN
FORESTS
LIMITED

Level 15, Quay Tower
29 Customs Street West
Auckland, New Zealand
Tel 64-9-307 3240
Fax 64-9-307 3247
Email info@evergreen.co.nz

INTERIM REPORT


EVERGREEN
FORESTS
LIMITED



REPORT TO SHAREHOLDERS
FOR THE PERIOD ENDED
31 DECEMBER 2003

Evergreen Forests Limited incurred a net loss after tax of $13.151 million for the six months ended December 2003 (December 2002 profit $4.270m). The loss incorporates the forest value write-down ($13.162m post tax) announced in December 2003, as forest assets are now accounted for at valuation and all forest value movements are recorded through the Statement of Financial Performance.

In addition, the previous accounting policy (historical cost) required the capitalisation of some interest and silviculture expenses that are now expensed under valuation accounting. Therefore the result cannot be directly compared to that for the same period last year.

OPERATIONS

Market conditions were challenging during this period. From June 2003 to December 2003, the NZ dollar appreciated 12% against the US dollar and shipping costs increased by over 50%. Log prices in US dollars increased, but as the following table shows, the NZ dollar returns are still below those prevailing 18 months ago.

IMPACT OF EXCHANGE RATE AND SHIPPING COSTS ON MARGINS
(Illustrative example for high value export log grades using typical NZD costs)

LOG GRADE	PRUNED			A GRADE		
PERIOD	JUN 02	JUN 03	DEC 03	JUN 02	JUN 03	DEC 03
USD Log Price ($/m3)	$107	$107	$135	$66	$67	$103
USD Shipping ($/m3)	$19	$26	$40	$19	$26	$40
Exchange Rate (NZD/USD)	0.486	0.583	0.654	0.486	0.583	0.654
NZD FOB ($/m3)	$181	$139	$145	$97	$70	$96
NZD Costs ($/m3)	$60	$60	$60	$50	$50	$50
Net Margin ($/m3)	$121	$79	$85	$47	$20	$46

Source: Evergreen Forests Limited.

In response to these market conditions, the company reduced harvest from owned forests as foreshadowed in the June 2003 report to shareholders. The total harvest from the Evergreen estate for this period was 115,279m^3, some 28% lower than the previous corresponding period (160,270m^3). In addition to the lower volume, the log mix was quite different, with a higher proportion of sawlogs (+7%) and a lower proportion of pruned logs (-7%). Consequently, sales revenue from the Evergreen estate was lower at $11.358m (2002: $19.042m). Offsetting this, third party sales increased to $3.698m (2002: $0.831m) due to higher trading activity in our harvesting and marketing subsidiary, Forestry New Zealand.

FOREST VALUATION

It is disappointing to report a further reduction in the value of the company's forest estate to $118.7m (June 2003: $141.9m). This is in line with reductions reported by the major forestry companies. Recent market transactions and difficult trading conditions continue to impact on forest values.

Jaakko Pöyry Consulting ("JPC") were engaged by the Board to assess Evergreen's forest value as at 31 December 2003. JPC applied an increased discount rate (from 9% to 10%) and slightly lower log price assumptions than those employed in previous valuations. The principal cause of the reduced forest value was the increase in the discount rate.

During the period, Evergreen sold a small forest in Clevedon, Auckland that had been identified as suitable for sale due to its semi-urban location and relatively high underlying land value. The company recorded a small profit on the sale of this asset. Sale proceeds will be applied to debt reduction.

OUTLOOK

Some tension has emerged in export markets as New Zealand producers reduce their harvest and lower export volumes. This has resulted in an improvement in US dollar log prices, but as previously shown, the continued escalation in shipping prices and the strength of the NZ dollar has overwhelmed the US dollar price increases resulting in much lower NZ dollar stumpage values.

Domestic markets remain mixed with good demand from structural mills for unpruned sawlogs. However, domestic pruned log prices have come under pressure as the local mills processing these logs have faced lower prices for their products.

Evergreen is planning to increase its production in targeted areas to take advantage of recent price improvements of export sawlog grades. Total harvest volume for the year should be similar to the last financial year.

EXTERNAL REVIEW

As indicated by the Chairman at the 2003 AGM and again in the market announcement on 19 February, the Board considered the impact of recent asset valuations to be material for the Company and that it was proper to review how best the impact of changed economic circumstances could be managed.

Hence, the Board commissioned an independent consultant to review and report on the company's strategy, operations and asset quality. This report has now been received and carefully considered by the Board. It confirms that given the maturity profile and location of our forests, deliberate action should be taken to manage the company through what may be an extended cycle of low NZ dollar log prices in order to preserve shareholder value and to position the company for the future.

As a result, several important decisions have been taken. First, Evergreen Forests will cease pursuing a growth strategy and for the foreseeable future will concentrate on its existing asset base.

Secondly, as an immediate step, we are aggressively reducing both administrative and operational costs. This is likely to entail changes to our management structure, office location and silvicultural policies.

Thirdly, in order to further strengthen our balance sheet and manage possible fluctuations in forest values, we will also consider, amongst other things, further asset sales with the proceeds being used to retire debt.

This will be a staged process, but one actively pursued in the months ahead.

Peter Wilson
CHAIRMAN

Mark Bogle
CHIEF EXECUTIVE

